Exhibit 1

Release:	IMMEDIATE RELEASE
Contact: Web Page:	Brian Yuen Global-Tech USA, Inc. Tel.: 212-683-3320 investorrelations@global-webpage.com http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES ANNOUNCES RECENT DEVELOPMENTS

REGARDING THE POSSIBILITY OF ITS DELISTING FROM NYSE

Hong Kong, November 18, 2008—Global-Tech Appliances Inc. (NYSE: GAI) today announced that the staff of the New York Stock Exchange (“NYSE”) orally advised the Company on November 14, 2008 that it was in danger of falling below the NYSE’s continued listing standard regarding average global market capitalization over a consecutive 30-day trading period of not less than $25 million. The Company is currently evaluating its eligibility for listing on another national securities exchange. There is no assurance that the Company’s common stock will be approved for listing on another national securities exchange. In the event that trading of the Company’s common stock on the NYSE is suspended before the Company completes its new listing process, details regarding the Company’s common stock will be announced by the OTC Bulletin Board.

Global-Tech Appliances Inc. is a holding company, owning subsidiaries that manufacture and market floor care products and small household appliances. These products are marketed by customers under brand names such as DeLonghi®, Dirt Devil®, Domo®, Electrolux®, Eureka®, Hamilton Beach® and Sunbeam®. Its subsidiaries also manufacture, market, sell, and distribute electronic components primarily to companies based in China and other products to the China market, which are marketed by customers under brand names such as BBK®, Konka® and TCL®.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange

Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.